FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that the Chilean Central Bank´s Council, in session N°1609E-01-110513 held today, determined the subscription option selling price of the 1,172,490,606 shares issued by Banco de Chile in relation to the capital increase agreed during the Extraordinary Shareholders Meeting held on January 20, 2011, which corresponded to Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS). These shares, issued by Banco de Chile, are collateralized to the Central Bank of Chile and, after this determination, will be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A.

Santiago, May 13, 2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

            Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution that the Council of the Central Bank of Chile, in session N°1609E-01-110513 held today, agreed and determined, in accordance with article 30 letter b) of Law N°19.396, the selling price of the subscription options pertaining the 1,172,490,606 shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on January 20, 2011, in the context of the capital increase approved on the same date. These shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. which are collateralized to the Central Bank of Chile.

            The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on May 16, 2011, and shall be elapsed on June 14, 2011.

            In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between $0,1 and the value resulting from the difference obtained after multiplying 0,9306 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and $57,1970. For these purposes, the “Weighted Average Share Price” shall be determined, for each day, pursuant to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of $67,8. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19.396, so that, initially, the Option Price shall correspond to $5,9 per each Banco de Chile´s share, and subsequently, the Option Price shall be determined pursuant to the Weighted Average Share Price, as just explained.

In any event, and for the purposes of selling the subscription options, the Option Price shall correspond to $5,9 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed $70,3 nor be less than $67,3.

The Option Price that is determined in accordance with the aforementioned, shall be paid in cash pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law N° 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before, which shall be previously notified by Sociedad Administradora de la Obligación Subordinada to the Central Bank of Chile, informing also to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO